UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 11th February, 2015	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 11th February, 2015 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Allotment of Equity shares on QIP Offering and ADR offering.

Exhibit I

February 11, 2015

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/Madam,

Re:	Qualified institutions placement of equity shares of face value of Rs. 2 each (the “Equity Shares”) (the “QIP”) and issue of American Depository Receipts (“ADRs”), each ADR representing Equity Shares, (the “ADR Offering”) by HDFC Bank Limited (the “Bank”)

We inform you that the Share Allotment Committee of the Bank has, at its meeting held on February 10, 2015, approved the following:

1.	Allotment of 18,744,142 Equity Shares to eligible qualified institutional buyers at the issue price of Rs. 1,067 per Equity Share aggregating to Rs. 1999,99,99,514 pursuant to the QIP; and

2.	Allotment of 66,000,000 Equity Shares underlying the ADRs (1 ADR representing 3 underlying equity shares) to JP Morgan Chase Bank NA as Depository pursuant to the ADR Offering.

We request you to take the above on record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

N.E.Venkitakrishnan

Vice President (Legal & Secretarial)